CENTRACORE PROPERTIES TRUST
May 11, 2006
VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mr. Jorge Bonilla Senior Accountant Ms. Yolanda Crittendon Staff Accountant

RE:	CentraCore Properties Trust Form 10-K for the year ended December 31, 2005 File No. 001-14031
Dear Madams/Sirs:
Set forth below are the responses of CentraCore Properties Trust (the “Company”) to the Staff’s comments provided in your letter dated April 27, 2006 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2005. For reference purposes, the relevant text of the Comment Letter has been reproduced below.
Comment No. 1 — Note 1 — Organization and Operations, pages 49 — 51
We note that the company triple-net leases eleven of its twelve real estate properties to a single tenant, The Geo Group, Incorporated (lessee). Please tell us how you evaluated the asset concentration level to determine the financial information required of the lessee related to properties subject to net lease. At concentration levels over 20% of total assets, audited financial statements of the lessee are required. At concentration levels between 10% — 20%, only summarized financial data of the lessee need be provided. If the lessee is a public company currently filing reports with the Commission, that fact and only summarized data in accordance with Rule 1-02 (bb) of Regulation S-X and FAS 95 cash flow information need be provided.

Response:	In future filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in which we include financial statements, the Company will provide summarized financial data in accordance with Rule 1-02(bb) of Regulation S-X and FAS 95 cash flow information with respect to The GEO Group, Inc., in accordance with the Staff’s comments. Alongside such disclosure, the Company will also note that The GEO Group, Inc. is a public company currently filing reports with the Commission. The Company has included this disclosure in the Company’s Form 10-Q filed on May 10, 2006 for the quarterly period ended March 31, 2006 in the notes to the consolidated financial statements under footnote No. 2 “Concentration of Credit Risk”.

Comment No. 2 — Exhibits 31.1 and 31.2, Section CEO and CFO Certifications
We note that the company’s certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that:” line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Response:	The Company confirms that the officers signed the certifications in a personal capacity, and the Company will revise the certifications in future filings to exclude the title of the certifying individual from the opening sentence, in accordance with the Staff’s comments.
The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call me at (561) 630-6336.
Sincerely,
/s/ David J. Obernesser
David J. Obernesser
Senior Vice President & Chief Financial Officer